EXHIBIT 5.1

August 3, 2012

CONSOL Energy Inc.

CNX Center 1000 CONSOL Energy Drive

Canonsburg, PA 15317

Attn: P. Jerome Richey Executive Vice President Corporate Affairs and

Chief Legal Officer

Ladies and Gentlemen:

We have acted as counsel to CONSOL Energy Inc., a Delaware corporation (the “Corporation”), in connection with the proposed issuance by the Corporation of up to 8,000,000 shares (the “Shares”) of the Corporation’s common stock, $0.01 par value per share (the “Common Stock”) pursuant to the terms of the Amended and Restated CONSOL Energy Inc. Equity Incentive Plan (the “Plan”) and the associated preferred stock purchase rights under the Corporation’s Rights Agreement, dated as of December 22, 2003 (the “Rights Agreement”).

As counsel to the Corporation, we have examined such corporate records, certificates, other documents, and questions of law as we have considered necessary or appropriate for the purposes of this opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies.

Based on the foregoing, we are of the opinion that when the Shares have been issued and sold and the consideration has been received therefore by the Corporation pursuant to the terms of the Plan, the Shares will be validly issued, fully paid and non-assessable and the associated preferred stock purchase rights will be validly issued.

In rendering our opinion regarding the preferred stock purchase rights, we have assumed that the Board of Directors of the Corporation has acted and will act in accordance with its fiduciary duties with respect to the administration of the Rights Agreement and the issuance of the preferred stock purchase rights thereunder. In connection with the foregoing, our opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Corporation would be required to redeem or terminate, or take other action with respect to, the preferred stock purchase rights at some future time. Further, our opinion addresses the Rights Agreement and the preferred stock purchase rights in their entirety and not any particular provision of them, and it is not settled whether the invalidity of any particular provision would invalidate the preferred stock purchase rights in their entirety.

We express no opinion as to the applicability or compliance with or effect of federal law or the law of any other jurisdiction other than the General Corporation Law of Delaware.

We consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8 (the “Registration Statement”). In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”) or the rules and regulations of the Securities and Exchange Commission.

This opinion is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

This opinion has been prepared for your use in connection with the possible sale of the Shares, and speaks as of the date hereof. We assume no obligation to advise you of any fact, circumstance, event or change in the law or the facts that may hereafter be brought to our attention, whether or not such occurrence would affect or modify the opinions expressed herein.

It is understood that this opinion is to be used only in connection with the sale of the Shares while the Registration Statement is in effect.

Very truly yours,

BUCHANAN INGERSOLL & ROONEY PC

By:	/s/ Lewis U. Davis, Jr.

Lewis U. Davis, Jr.
Assistant Vice President - Opinions